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                                                Filed Pursuant to Rule 424(b)(3)
                                                   Registration Number 333-86564


PROPSECTUS  SUPPLEMENT  NO.  1
Dated  October  10,  2002
To  Prospectus  dated  August  28,  2002




                             MERRITT VENTURES CORP.
                                2,437,500 SHARES
                                  COMMON STOCK
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This  prospectus  supplement relates to the 2,437,500 shares of our common stock we  registered  on  behalf  of  selling  shareholders.

This prospectus supplement should be read in conjunction with the prospectus dated August 28, 2002, which is to be delivered with this prospectus supplement. All capitalized terms used in this prospectus supplement shall have the meanings given them in the prospectus.

The information appearing under the heading "Plan of Operations" in the prospectus is superseded in full by the information appearing below:

                               Plan of Operations

Our business plan is to proceed with the exploration of the Zumar mineral claim to determine whether there are commercially exploitable reserves of gold and silver. We have completed the first phase of the exploration program recommended within the geological report. We anticipate that the cost of phase two of the recommended geological exploration program will cost approximately $10,500. We had $55,205 in cash as of December 31, 2001. We had cash of $24,095 at June 30, 2002. Accordingly, we anticipate being able to afford to proceed with the second phase of the exploration program to be completed in the spring or summer of 2003, without additional financing.

Mr. Leonard Gal, our geologist, has completed the first phase of the work program. We have determined to proceed with phase 2 based on the results of phase 1 and the recommendation of the geologist. Phase 2, however, will not happen until the spring or summer season of 2003. After late November, the temperatures are very cold and there is substantial snowfall thus preventing us from conducting any work programs. We anticipate that we will receive the results of phase 2 of the exploration during the fall of next year. Upon completion of phase two of the work program and receipt of those results, we will evaluate the recommendations made by Mr. Leonard Gal as contained in his geological report.

We anticipate that we will incur the following expenses over the next twelve months:

1. $10,500 in connection with the completion of phase 2 of our recommended geological work program; and


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2.   $5,000  for operating expenses, including professional legal and accounting expenses associated with our becoming a reporting issuer under the Securities Exchange Act of 1934;

We had cash in the amount of $55,205 as of December 31, 2001. Our total expenditures for the fiscal year ended December 31, 2002, are anticipated to be $30,182 with an additional $10,500 that will be spent in the first half of 2003 on the Phase 2 work program. We believe we have sufficient cash resources to pay for our operating expenses through December 31, 2002 and cover the Phase 2 work that will be conducted in 2003. At June 30, 2002, we had $24,095, after completing phase 1 of the recommended work program.

Results  of  Operations  for  Period  Ending  June  30,  2002

We did not earn any revenues during the period ending June 30, 2002. We do not anticipate earning revenues until such time as we have entered into commercial production of our mineral properties. We are presently in the exploration stage of our business and we can provide no assurance that we will discover commercially exploitable levels of mineral resources on our properties, or if such resources are discovered, that we will enter into commercial production of our mineral properties.

We incurred operating expenses in the amount of $53,678 for the period from inception on February 20, 2001 to June 30, 2002. These operating expenses included: (a) payment of $1,000 in connection with our option payment obligations, (b) payments of $7,856 for exploration costs in connection of the Zumar mineral claim; and (c) professional fees in the amount of $36,569 in connection with our corporate organization. We anticipate our operating expenses will increase as we undertake our plan of operations. The increase will be attributable to our completion of phase two of our geological exploration program and the professional fees to be incurred in connection with the filing of a registration statement with the Securities Exchange Commission under the Securities Act of 1933. We anticipate our ongoing operating expenses will also increase once we become a reporting company under the Securities Exchange Act of 1934.

We incurred a loss in the amount of $53,678 for the period from inception to June 30, 2002. Our loss was attributable entirely to operating expenses.

Liquidity  and  Capital  Resources

We had cash of $24,095 as of June 30, 2002, and had working capital of $15,072 as of June 30, 2002. Phase 2 of the recommended work program is estimated to cost $10,500 and will consume a substantial portion of our working capital. Although we believe we have sufficient resources to cover the second phase of our exploration, the directors of the company have orally agreed to advance additional capital to the company if needed in order for the company to meet any commitments. Since such arrangements are oral, no specific terms have been established between the company and the directors who would be advancing such funds.

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We  have  not  attained  profitable  operations and are dependent upon obtaining financing to pursue exploration activities. For these reasons our auditors stated in their report that they have substantial doubt we will be able to continue as a going concern.

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Neither  the  Securities  and  Exchange  Commission  nor  any  state  securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


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           The Date of this Prospectus Supplement is October 10, 2002:
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